Page 1 of 10

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                            (Amendment No. ___)*

                             DENALI INCORPORATED
-----------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, $.01 par value per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  248221103
                            --------------------
                               (CUSIP Number)

                               January 3, 2000
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G

CUSIP No.  248221103                                             Page 2 of 10
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Mission Partners, L.P. (EIN# 33-0569956)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           101,800

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           101,800
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     101,800
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.9% (based on 5,450,414 shares outstanding at October 29, 1999)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     PN
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  248221103                                             Page 3 of 10
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Liberty Nominees Limited (EIN# N/A)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Zealand
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           22,300

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           22,300
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,300
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.4% (based on 5,450,414 shares outstanding at October 29, 1999)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  248221103                                             Page 4 of 10
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Horizon Offshore, Ltd. (EIN# N/A)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           21,700

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           21,700
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,700
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.4% (based on 5,450,414 shares outstanding at October 29, 1999)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  248221103                                             Page 5 of 10
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Mayfair Capital Fund, L.P. (EIN# 13-4024777)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           118,700

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           118,700
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     118,700
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.2% (based on 5,450,414 shares outstanding at October 29, 1999)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     PN
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  248221103                                             Page 6 of 10
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     MCM Profit Sharing Plan DLJSC - Custodian FBO Geoffrey Nixon TTEE
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           2,000

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           2,000
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.0% (based on 5,450,414 shares outstanding at October 29, 1999)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     EP
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No. 248221103                                              Page 7 of 10

Item 1.   Name of Issuer and Address

          (a) The name of the issuer is Denali Incorporated, a Delaware corporation ("Issuer").

          (b) The principal executive offices of Issuer are located at 1360 Post Oak Boulevard, Suite 2250, Houston, Texas 77056.

Item 2. Identity, Address, Citizenship, Title of Class of Securities and CUSIP Number

Items 2(a), (b), (c)

          This statement on Schedule 13G ("Statement") is filed by Geoffrey Nixon ("Nixon") as trustee of the MCM Profit Sharing Plan DLJSC - Custodian FBO Geoffrey Nixon ("PSP"), Mission Partners, L.P. ("Mission"), Liberty Nominees Limited ("Liberty"), Horizon Offshore, Ltd. ("Horizon"), and Mayfair Capital Fund, L.P. ("Mayfair") (collectively the "Group"; each member of the Group being hereinafter referred to individually as a "Member" and collectively as "Members"). Nixon's and PSP's principal business address is 11 West 42nd Street, 19th Floor, New York NY 10036. Nixon is a citizen of the Country of New Zealand. PSP is a New York profit sharing plan for the benefit of Nixon. Nixon is the sole trustee and beneficiary of PSP. Mission's principal business address is 11 West 42nd Street, 19th Floor, New York, NY 10036. Mission is a Delaware limited partnership. MCM Associates, Ltd., a Delaware corporation ("MCM"), is the sole general partner of Mission and, as such, MCM has full voting and dispositive power with respect to all of the securities owned by Mission. Nixon is the sole officer, director and shareholder of MCM. Liberty's principal business address is at P.O. Box 10-246, Wellington, New Zealand. Liberty is a private New Zealand company. Liberty has established an account over which MCM has sole investment discretion. It is the account over which MCM has sole investment discretion that has purchased the shares of Issuer Common Stock (as defined below). Horizon's principal business address is at c/o International Management Services, Limited, Harbour Centre, North Church Street, P.O. Box 616, George Town, Grand Cayman, Cayman Islands, B.W.I. Horizon is a private Cayman Islands investment corporation. MCM is the sole investment manager of Horizon and MCM has full voting and dispositive power with respect to all of the securities owned by Horizon. Mayfair's principal business address is 11 West 42nd Street, 19th Floor, New York, NY 10036. Mayfair is a Delaware limited partnership. MCM Capital Management, LLC, a Delaware limited liability company (the "LLC"), is the sole general partner of Mayfair and, as such, LLC has full voting and dispositive power with respect to all of the securities owned by Mayfair. Nixon is the sole manager and principal member of LLC.
The other member of the LLC is Nixon's wife.

Item 2(d), (e)

This Statement relates to the Common Stock, $0.01 per value per share (the "Issuer Common Stock") of Issuer. The CUSIP number for the Issuer Common Stock is 248221103.

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

          Not Applicable

                                SCHEDULE 13G

CUSIP No. 248221103                                              Page 8 of 10

Item 4    Ownership

Item 4(a), (b)

          PSP owns 2,000 shares of Issuer Common Stock, representing 0.04% of Issuer's issued and outstanding shares (based on 5,450,414 shares outstanding at October 29, 1999). Mission owns 101,800 shares of Issuer Common Stock, representing 1.86% of Issuer's issued and outstanding shares (based on 5,450,414 shares outstanding at October 29, 1999). Liberty owns 22,300 shares of Issuer Commons Stock, representing 0.43% of Issuer's issued and outstanding shares (based on 5,450,414 shares outstanding at October 29, 1999). Horizon owns 21,700 shares of Issuer Common Stock, representing 0.4% of Issuer's issued and outstanding shares (based on 5,450,414 shares outstanding at October 29, 1999). Mayfair owns 118,700 shares of Issuer Common Stock representing 2.2% of Issuer's issued and outstanding shares (based on 5,450,414 shares outstanding at October 29, 1999). The Group, in the aggregate owns 266,500 shares of Issuer Common Stock, representing 4.89% of Issuer's issued and outstanding shares (based on 5,450,414 shares outstanding at October 29,1999).

Item 4(c)

          Each Member is the sole beneficial owner of the securities identified in subsection (a) above. Nixon, as sole the sole trustee of PSP, has sole voting and dispositive power over the Issuer Common Stock owned by PSP. MCM, as the sole general partner of Mission, has sole voting and dispositive power over the Issuer Common Stock owned by Mission. MCM, as the sole investment manager of an account established by Liberty, has sole voting and dispositive power over the shares of Issuer Common Stock owned by Liberty. MCM, as the sole investment manager of Horizion, has sole voting and dispositive power over the shares of Issuer Common Stock owned by Horizon. LLC, as the sole general partner of Mayfair, has sole voting and dispositive power over the Issuer Common Stock owned by Mayfair.

Item 5.   Ownership of Five Percent or Less of a Class

          As of January 3, 2000, the Group owns less than 5% of the Issuer Common Stock.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                SCHEDULE 13G

CUSIP No. 248221103                                              Page 9 of 10


                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2000
                                   MCM Profit Sharing Plan DLJSC - Custodian
                                     FBO Geoffrey Nixon

                                   By: /s/ Geoffrey Nixon
                                   -----------------------------------------
                                   Geoffrey Nixon, Trustee

                                   MISSION PARTNERS, L.P.
                                   By:  MCM Associates, Ltd., General Partner

                                   By:  /s/ Geoffrey Nixon
                                   -----------------------------------------
                                        Geoffrey Nixon, President

                                   LIBERTY NOMINEES LIMITED
                                   By:  MCM Associates, Ltd., Investment
                                        Manager

                                   By:  /s/ Geoffrey Nixon
                                   -----------------------------------------
                                        Geoffrey Nixon, President

                                   HORIZON OFFSHORE, LTD.

                                   By:  /s/ Geoffrey Nixon
                                   -----------------------------------------
                                        Geoffrey Nixon, Director

                                   MAYFAIR CAPITAL FUND, L.P.
                                   By:  MCM Capital Management, LLC,
                                        General Partner


                                   By:  /s/ Geoffrey Nixon
                                   -----------------------------------------
                                        Geoffrey Nixon, Manager

                                SCHEDULE 13G

CUSIP No.  248221103                                            Page 10 of 10
                           JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT made as of this 14th day of January, 2000, by and among MCM PROFIT SHARING PLAN DLJSC - CUSTODIAN FBO GEOFFREY NIXON, MISSION PARTNERS, L.P., LIBERTY NOMINEES LIMITED, HORIZON OFFSHORE, LTD., and MAYFAIR CAPITAL FUND, L.P.

                            W I T N E S S E T H:

     WHEREAS, MCM PROFIT SHARING PLAN DLJSC - CUSTODIAN FBO GEOFFREY NIXON, MISSION PARTNERS, L.P., LIBERTY NOMINEES LIMITED, HORIZON OFFSHORE, LTD., and MAYFAIR CAPITAL FUND, L.P. collectively beneficially own less than five (5%) percent of the issued and outstanding common stock, $0.01 par value, of Denali Incorporation ("Issuer Common Stock"), a Delaware corporation; and

     WHEREAS, the parties desire to jointly file a Schedule 13G with the SEC,

     NOW, THEREFORE, the parties agree as follows:

     1. MCM PROFIT SHARING PLAN DLJSC - CUSTODIAN FBO GEOFFREY NIXON, MISSION PARTNERS, L.P., LIBERTY NOMINEES LIMITED, HORIZON OFFSHORE, LTD., and MAYFAIR CAPITAL FUND, L.P. hereby agree to jointly file a Schedule 13G with the SEC regarding the beneficial ownership of Issuer Common Stock and to file any and all amendments and supplements thereto.

     2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

     IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.

MCM PROFIT SHARING PLAN                 HORIZON OFFSHORE, LTD.
DLJSC - CUSTODIAN FBO GEOFFREY NIXON

By:  /s/ Geoffrey Nixon                 By: /s/ Geoffrey Nixon
   -----------------------------           ---------------------------
     Geoffrey Nixon, Trustee                 Geoffrey Nixon, Director

MISSION PARTNERS, L.P.                  LIBERTY NOMINEES LIMITED
By: MCM Associates, Ltd.,               By: MCM Associates, Ltd.,
     General Partner                         Investment Manager

By: /s/ Geoffrey Nixon                  By: /s/ Geoffrey Nixon
   -----------------------------           ---------------------------
     Geoffrey Nixon, President               Geoffrey Nixon, President

MAYFAIR CAPITAL FUND, L.P.
By: MCM Capital Management, LLC,
     General Partner

By: /s/ Geoffrey Nixon
   ------------------------------
     Geoffrey Nixon, Manager